Exhibit 4.45
2nd RENEWAL OF
RAGNAROK LICENSE AND DISTRIBUTION AGREEMENT
2nd Renewal of Ragnarok License and Distribution Agreement (hereinafter referred to as “Agreement”) is made and entered into on this 29th day of September, 2006 (hereinafter referred to as “Effective Date”), by and between Gravity Co., Ltd (hereinafter referred to as “Licensor”) a corporation duly organized and existing under the laws of the Republic of Korea (hereinafter referred to as “Korea”) and having its principle offices at 825-2 Yeoksam-Dong, Meritz Tower 14F, Kangnam-Gu, Seoul, Korea and GungHo Online Entertainment, Inc. a corporation duly organized and existing under the laws of Japan and having its principal office at 1-2-2-15F, Yurakuchou, Chiyoda-ku, Tokyo 100-0006, Japan (hereinafter called “Licensee”).
RECITALS:
WHEREAS, Licensor has developed and owns all rights in computer programs of online game “Ragnarok Online” (“Game”);
WHEREAS, Licensee desires to enter into an exclusive license agreement with Licensor pursuant to which Licensee will make the Game available to players in the Territory specified below; and
WHEREAS, Licensor desires to grant such license to Licensee under the mutual terms and conditions specified herein below.
AGREEMENT
NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and other good and valuable consideration, the parties hereto agree as follows:
Article 1
Definitions
The terms defined in this Article shall have the meaning ascribed to them herein whenever they are used in this Agreement, unless otherwise clearly indicated by the context.
1.1	“Agreement” shall have the meanings set forth in the introductory section of this agreement, and all annexes, amendments and supplements hereto.
1.2	“Confidential Information” shall mean all materials, know-how, software or other similar types of information including, but not limited to, proprietary information and materials regarding a Party’s technology, products, business information or objectives, including the software for the Game and Technical Information as defined in this Agreement, as well as all information which is designated as confidential in writing by the providing Party or which is the type that is customarily considered to be confidential information by persons engaged in similar activities.
1.3	“End Users” shall mean the users of the Game, including a Net Café, through a network game service system established and operated by Licensee with individually assigned ID Numbers for each End User.
1.4	“Game” shall have the meaning stipulated in the recitals above, including any modified or advanced version of the Game distributed by Licensor for error correcting, updating or debugging purpose, under the same title. Any subtitled version, series or sequel to the Game which may be developed or distributed by Licensor after the execution of this Agreement shall be clearly excluded from the scope of this Agreement.
1.5	“ID Number” shall mean an identification number assigned to each End User, with which such End User can access and use the network game service system established and operated by Licensee.
1.6	“Intellectual Property” shall mean all patents, designs, utility models, copyrights, know-how, trade secrets, trademarks, service mark, trade dress and any other intellectual property rights, whether registered or not, in or related to the Game or Technical Information.

1.7	“Local Language” shall mean the Japanese.

1.8	“Local Version” shall mean the Game provided in the Local Language.
1.9	“Parties” and “Party” shall mean Licensor and Licensee, collectively, individually, and respectively.
1.10	“Servers” shall mean the servers established, installed and operated by Licensee within the Territory only for the service of Game to End Users in the Territory.
1.11	“Gross Sales Amount” shall mean the total sales amount paid by End Users excluding Japanese consumption tax (Shohi-zei).
1.12	“Billing System” shall mean the calculation computer program to be installed in necessary units of computers of the Licensee in order to calculate the Gross Sales Amount.
1.13	“Technical Information” shall mean the software, know-how, data, test result, layouts, artwork, processes, scripts, concepts and other technical information on or in relation to the Game and the installation, operation, maintenance, service and use thereof.
1.14	“Territory” shall mean the territory of Japan. Licensee shall make a commercially reasonable effort to prevent the access to Server by the Users of Game outside of the Territory and Licensee runs or operates the Game only in Japanese language.
Article 2
Grant of License
2.1	The Licensor hereby grants to the Licensee, and the Licensee hereby accepts from the Licensor, under the terms and conditions set forth in this Agreement, a non-transferable, exclusive and royalty-bearing license within the Territory which shall be irrevocable during the Term of this Agreement so long as Licensee maintains in substantial compliance with the material terms hereof, to do all of the following:
(1)	To maintain and operate the Game within the Territory, and to grant subscriptions to End User to access the Game within the Territory; and

(2)	To reproduce, in object code form only, and to market and distribute to Subscribers or potential Subscribers, the Client Software in CD-Rom medium format or through the Internet.
The Licensor shall not run or operate Game by itself or through a third party during the Terms of this Agreement or prior to the termination of this Agreement.
2.2	The Licensee acknowledges and agrees that it has no rights or claims of any type to the Game except such rights granted by this Agreement or any other written agreement between the Parties, such as Character Mini Game License Agreement (dated July 28th, 2006), Avatar Item License Agreement (dated July 28th, 2006), License Agreement for commercialization of the Game characters (dated May 25th, 2006), Ragnarok Mobile Game License and Distribution Agreement (dated March 15th, 2005), and “Ragnarok Online” Mobile Service Agreement (dated October 1, 2004) (collectively referred to as “Other Executed Agreements”),and the Licensee irrevocably waives and releases any claim to title and ownership rights (including trade secret and copyright ownership) in the Game.
2.3	Unless explicitly approved in writing by the Licensor, the Licensee shall have no right to sublicense the rights granted under Article 2.
2.4	The Licensee is permitted to appoint sub-distributors to market, promote and distribute the client software in CD-ROM medium format or through the internet for the local service, provided that the Licensee agrees to be responsible for each sub-distributor’s compliance with all of the terms and conditions contained herein applicable to the Licensee.
2.5	Unless otherwise specified in this Agreement or any other written agreement between the Parties, any service, use, promotion, distribution and marketing of the Game outside the Territory and any use of the Technical Information for any purpose other than the purpose contemplated in this Agreement are strictly prohibited and result in breach to this Agreement.
2.6	Licensee shall provide Game services only by way of the PC on-line method, including by way of wireless PC internet access (excluding mobile access other than wireless PC internet access), using the Servers. However, in consideration of the current level of development of information technology in the Territory, which primarily operates on a narrow-band basis, Licensee shall be allowed to make Game services available by use of its own available equipment. Licensor shall provide Licensee detailed technical specifications for the hardware, software, and network connections required for the Game. Both Parties shall use commercially reasonable efforts to modify and upgrade the foregoing technical specifications so as to optimize the performance of the Game within the Territory.

2.7	The Game shall be serviced, promoted, distributed and marketed under the titles, trademark, character names and other names of the Game (“Title”) as originally created and used by Licensor, and/or as modified herein pursuant to the terms of Section 2.7. Notwithstanding the foregoing, if a change to any of the foregoing Titles is required as a result of any special lingual or social circumstance of the Territory, Licensor may decide, and Licensee shall use, a new Title (“New Title”) for the Game. All of the rights in or to the Title and New Title shall be exclusively owned by Licensor and Licensee shall not use any such Title or New Title in a manner that falls outside the scope of this Agreement without the prior written approval of Licensor.
2.8	Unless otherwise specified herein, all of the rights in or to the Game shall remain exclusively with Licensor. However, Licensor will grant to Licensee the right of first negotiation for a period of sixty (60) days (“First Negotiation Period”) regarding the other exploitation rights in or to Game not yet granted to the Licensee in accordance with this Agreement and Other Executed Agreement. During the First Negotiation Period, Licensor shall initiate the discussion with the Licensee on such other right(s) and shall not contact any other third parties to discuss on such rights until Licensee refuses or declines to continue to discuss on such rights. For the avoidance of doubt, Licensor is free to discuss on such rights upon the expiration of the First Negotiation Right and First Negotiation Period shall be counted on a right by right basis; provided however that, Licensor shall not provide more favourable offer to any other parties than that offered to Licensee.
Article 3
Localization
3.1	Licensor shall continue to develop the Game (including patched, updated or any other version) at its own costs, produce such Game in Japanese languages and deliver such Japanese version to Licensee. Licensor shall be responsible for bearing any and all fees and costs to procure Intellectual Property to be used for the Local Version and to produce Local Version. The Licensee shall bear the actual expenses for initial kitting and installation service for the Game for this Territory, and, in accordance with the invoice issued by the Licensor, Licensee shall pay Licensor such expenses actually incurred by Licensor. For the avoidance of doubt, both Parties understood that Licensor has completed and deliver the initial version of the Game.
3.2	Licensor shall perform localization of future updates of the Game (“Updates”) in the Japanese Version. Licensee’s failure to inform Licensor of any defect within 30 days from the delivery of the Updates shall be regarded as acceptance by Licensee, and any revision or modification of any of the Updates which may be made by Licensor thereafter upon the request by Licensee shall be at Licensee’s sole expense.
3.3	In case the Translations or contents of the Game requires modification because it may contain false, misleading, fraudulent, libelous or obscene matter or other matter which is unlawful or which will give rise to a criminal or civil cause of action and/or will otherwise be considered obscene, inappropriate, or offensive to the sensibilities of the subscribers located in the Territory due to cultural morals and norms, Licensee shall inform Licensor of such required modifications and the reasons thereof and Licensor shall consent to such modifications so long as such modifications do not materially change the original work and/or concept. If Licensee requires material changes to make the Translation or contents of the Game be appropriate or legalized for marketing in Japan, both Parties shall cooperate in good faith to solve the inappropriateness or illegal situation, including persuading the creator of the original work of this Game to consent such modification.
3.4	The Game shall be serviced in the Territory only in the manners permitted by Licensor under this Agreement. Licensee shall be strictly prohibited from any modification, amendment or revision of any part of the Game including the title of the Game and the name of the characters in the Game, without the prior written approval of Licensor.
3.5	Billing System: Licensee’s Billing System must be tested, analyzed and approved by Licensor prior to be used in the Game and Licensor shall not unreasonably refuse to approve the Licensee’s Billing System If the Licensee’s Billing System is considered suitable for the Game by Licensor, such Billing System shall be applied to the Game. If Licensee’s Billing System has been unavoidable of serious technical conflicts against the Game and may cause serious problem for the Game service, Licensee shall immediately replace such defective Billing System with appropriate Billing System and in case that Licensor recommends an alternative Billing System to replace such defective Billing System above with, Licensee shall seriously consider such alternative Billing System. Licensee shall approve the real-time access of Licensor to the Billing System through the database interface said below only for the purpose of collecting the information necessary to calculate Royalty payment under this Agreement. Licensee shall make best efforts to provide an appropriate database interface agreed between the Parties, which enables Licensor to monitor the aforementioned information in real-time basis by December 31, 2006
Article 4
Technical Support
4.1	Technical Support: During the term of this Agreement, Licensor shall provide Licensee, free of charge, with technical support in the Territory including only general and continuous maintenance support, patches and updates which are performed by Licensor in Licensor’s premise, in connection with the Game and the localization of the Game into the Local Version, provided that, any and all expenses actually incurred by any personnel (excluding technical support personnel as specified in Article 4.2 below) dispatched to Licensee’s premise, by Licensor to perform the above technical support in this Section 4.1, including, without limitation, traveling cost including all round-trip airfare from Licensor to Licensee’s office, lodging, food and other reasonable expenses designated by Licensor, incurred during their stay at Licensee’s premises, shall be borne by Licensee.
4.2	During the term of this Agreement and until the end of the commercial service of the Game, Licensor shall dispatch two (2) technical support personnel to Licensee’s office for technical support, including maintenance support, patches and updates. In the consideration of such maintenance support, on a monthly basis, Licensee shall pay to Licensor the amount of One Million One Hundred Eleven Thousand One Hundred Eleven Yen(JPY 1,111,111; actually JPY 1,000,000 after deducting withholding tax) payable upon Licensor’s monthly invoice, which represents all expenses incurred by such technical support personnel as above, including salaries, traveling cost, lodging, food and other general living expenses. Both Parties understand that this payment is the payment required in accordance with “Consignment Agreement” (Gyomu Itaku Keiyakusyo) executed on 18th day of September, 2004 between the Parties; therefore this Agreement does not mean to require additional payment other than the payment required by the Consignment Agreement.
4.3	During the term of this Agreement, Licensor shall receive Licensee’s personnel in its office in Korea for training with respect to the service of the Game and maintenance and operation of the Servers upon Licensee’s reasonable request. The number of the trainees from Licensee shall not exceed three (3) persons at one time and the total period of training shall not exceed seven (7) man-days (based on eight (8) hours of training per trainee per day) unless otherwise agreed in writing by Licensor. All of the expenses for travel, lodging, food and other general living expenses incurred by such dispatched personnel of Licensee shall be borne by Licensee.
4.4	Any further assistance other than assistance as set forth above may be rendered by Licensor upon mutual agreement of the Parties and shall last until the expiration date of the Agreement.
4.5	Each party shall be fully responsible for the behaviour of and activities performed by its personnel during their stay at the other Party’s facilities.
Article 5
Payment and Taxes
5.1	Renewal License Fee

Licensee paid to Licensor a non-recoupable and non-refundable Renewal license fee (“Renewal License Fee”) in the amount of Two Million United States Dollars (US$2,000,000) on September 1st, 2006 according to the GENERAL LICENSE AGREEMENT FOR SECOND RENEWAL OF EXCLUSIVE RAGNAROK ONLINE LICENSE entered into between the Parties on 12th day of August, 2006.

5.2	Minimum Guaranteed Payment

Licensee shall pay to Licensor a non-refundable sum of Eight Million United States Dollars (US$8,000,000) (“the MG Payment”) as a Minimum Guaranteed Payment for the Term of this Agreement against the Royalty Payment within the end of year 2006, which date is 31st of December, 2006.

The Royalty shall be deemed as fully paid until the accumulated Royalty reaches the amount of the MG Payment. For the avoidance of doubt, no actual Royalty payment shall be required until the accumulated Royalty reaches the amount of the MG Payment.

5.3	Royalty Payment and Report

In addition to the Renewal License Fee specified in Section 5.1 of this Agreement, upon Licensee’s receipt of Licensor’s written invoice, Licensee shall pay to Licensor as Royalty Payments Forty percent (40%) of the Gross Sales Amount paid by End Users (as defined Section 1.2 above) during the Term of this Agreement. Subject to Article 5.5 below, the Royalty Payment shall be paid on a monthly basis within Thirty (30) days from the end of the applicable month. The Royalty Payment shall be deemed made upon presentation by Licensee of remittance confirmation or notice to Licensor of payment. Licensee shall also provide Licensor with a report (“Royalty Report”) on a monthly basis within Twenty (20) days after the end of the applicable month. Each Royalty Report shall contain detailed information concerning the calculation of Gross Sales Amount for the applicable month.
5.4	Manner of Payment: Any and all payments, excluding Renewal License Fee and Minimum Guaranteed Payment as above, under this Agreement by Licensee to Licensor shall be made in Japanese Yen (JPY) and by wire transfer to any bank account designated by Licensor.
5.5	Interest: In the event any payment is not made by Licensee within the due date described in this Agreement, a default interest at the rate of eighteen percent (18%) per annum of the actual amount of the delayed payment shall be applied. For the avoidance of doubt, Licensor’s entitlement to such default interest pursuant to this Section 5.5 shall not affect any of the other rights of Licensor under this Agreement.
5.6	Taxes: Any and all taxes including the sales tax, value added tax, income tax and any other taxes of any kind on any payment to Licensor under this Agreement shall be borne by Licensee however, if any government in the Territory requires Licensee to withhold the income or other tax on the payment to Licensor, Licensee is allowed to withhold such tax from such payments only if Licensor is entitled to receive such payments as a tax credit under the relevant laws of Korea or any existing tax treaty between the respective countries of operation of Licensor and Licensee. In the event that any amount is withheld for the tax payment under this Article 5.6, Licensee shall promptly inform Licensor of such payment and provide Licensor with a certification issued by the relevant tax authorities with respect to the relevant payment. Any withholding tax in excess of the aforesaid limit shall be borne by Licensee, and Licensee shall not deduct such withheld amount from the actual payment amount.
Article 6
Report & Audit
6.1	Licensee shall provide Licensor with all information pertaining to on the development of its business in relation to the Game, which shall mean any information to be reported to Licensor for the calculation of the Royalty Payment under Article 6.2 hereof and subject to Licensor’s audit in accordance with this Agreement. For the avoidance of doubt, however, Licensee does not have to provide any personal information or personal data(hereinafter referred to as the “Personal Information”) prohibited to provide Licensor with, in the Japanese law of “Law on Personal Information Protection” .
6.2	Licensee shall provide Licensor with a monthly report (the “Monthly Report”) within Twenty (20) days after the end of the applicable month in writing on its business activities in relation to the Game, including, the number of End User, the fees charged by Licensee, the total service amounts for the pertinent month, advertising activities and the expenses therefore, complaints received from End Users, market trend and any other information necessary to calculate the Royalty Payment (excluding Personal Information)..
6.3	Licensee shall keep all of their records, including all contractual, accounting documents, company related documents in relation to its business and other activities related to this Agreement in its principal offices during the term of this Agreement and for not less than five (5) years after the expiration or termination of this Agreement.
6.4	During the term of this Agreement and for five (5) years after the expiration or termination hereof, Licensor may by itself or through an accountant designated by Licensor investigate and audit the accounting documents of Licensee with respect to its Game business upon fourteen (14) days prior written notice to Licensee. For this purpose, Licensor may request Licensee to produce relevant documents, and may visit Licensee’s office and make copies of Licensee’s documents. Licensee shall provide all assistance and co-operation required by Licensor for such investigation and audit.

6.5	All expenses incurred for such investigation and audit shall be borne by Licensor.
6.6	If such investigation and audit reveals underpayment by greater than five percent (5%) of the monthly Royalty Payment amount, Licensee shall bear all expenses for such investigation and audit and shall immediately pay to Licensor the unpaid amount together with a per annum default interest thereon equivalent to eighteen percent 18% thereof. In the event of Licensee’s understatement of the Royalty Payment amount with wilfulness or negligence of Licensee, Licensor shall be entitled to terminate this Agreement pursuant to Section 13.3(b) below.
Article 7
Advertising & Promotion
7.1	Licensee shall exert its best efforts to advertise, promote and perform marketing activities for the Game in the Territory.
7.2	For the advertising and promotion of the Game in the Territory, Licensee agrees to spend a minimum of Eighty Million Yen (JPY 80,000,000) for each twelve-month period after the Effective Date of this Agreement. Such amount shall include funds spent directly by Licensee or by third parties with which Licensee has marketing or distribution agreements. Licensee shall provide Licensor with detailed information on Licensee’s advertising activities every month in the Monthly Reports as stipulated in Article 6.2 In addition, Licensee shall provide Licensor with a separate marketing activity report on June 30 and December 31 of each year covering the preceding six (6) months’ period. Such report shall be made within thirty (30) days after the end of the last month of half year period.
7.3	Licensor shall provide Licensee with samples of the marketing and promotional materials for the Game that have been or will be produced or on behalf of Licensor during the Term of this Agreement. Licensee shall pattern all of its advertising, marketing and promotional materials for the Game in the Territory after the samples furnished to Licensee by Licensor, and Licensee shall provide Licensor with samples of the advertising, marketing and promotional materials for the Game produced by Licensee no later than seven (7) days before launching of each campaign. Within seven (7) days after the receipt of samples of Licensee’s advertising, marketing and promotional materials, Licensor shall notify Licensee in writing of Licensor’s approval or disapproval thereof, or of any changes that Licensor may require Licensee to make thereto.

7.4	The ownership of and the copyright in the marketing and advertising materials produced or used by Licensee on the Game (“Advertising Materials”) shall remain exclusively with Licensor, and Licensee shall not use the Advertising Materials for any purpose other than the promotion, marketing and advertising of the Game permitted under this Agreement, unless otherwise approved by the Licensor. Licensor shall not unreasonably withdraw such approval.
7.5	Licensee may provide End Users with free points and free accounts as may be reasonably necessary, at Licensee’s sole discretion, for the purposes of the promotion, operation and advertisement of the Game only with prior written approval from Licensor. If Licensor reasonably believes it necessary, Licensor shall provide Licensee with such approval. The detailed information on the free points and accounts provided by Licensee to End Users shall be provided to Licensor on a monthly basis in the Monthly Report as stipulated in Article 6.2.
Article 8
Other Obligations of Licensee
8.1	Licensee shall exert its best efforts to supply, distribute and promote the Game in the Territory.
8.2	Licensee shall be solely responsible for service, use, promotion, distribution and marketing of the Game in the Territory, and Licensor shall not be responsible for or obligated to provide any of the foregoing above and beyond the obligations stipulated in this Agreement.
8.3	Licensee shall provide full and comprehensive installation and maintenance support to End Users to assist them in their use of the Game, including but not limited to Licensee’s maintaining 24-hour installation and maintenance contact window, on-line customer services, sufficient outbound bandwidth and circuits for operating business under this Agreement, and game servers required for on-line game operation.
8.4	Licensee shall provide its best efforts to protect the Intellectual Property rights of Licensor and shall assist Licensor to procure appropriate legal and administrative measures against any and all activities by third parties infringing the Game or any of the Intellectual Property rights of Licensor on or in relation to the Game, including without limitation to, manufacture or sales of counterfeiting CDs, manuals, workbooks or other products. In the case that any infringement of the Intellectual Property rights of Licensor on or in relation to the Game is detected in the Territory, With accordance to Licensor’s instruction, Licensee shall prosecute such infringement at Licensee’s sole cost, including but without limitation to bring or instituting a claim and legal action against the infringing, alleged or actual, third parties. However, if Licensee can not prosecute such infringement subject to laws of Japan, Licensor shall initiate any and all actions only by providing the lawyer designated by Licensee with power of attorney of Licensor, including a lawsuit and/or prosecution against such a third party infringer, to prevent from such infringement on condition that (i) all costs and fees for such lawsuits and/or prosecution shall be paid by Licensee, (ii) Licensee actually controls and perform the lawsuit and process of prosecution, including the selection of an attorney for the lawsuit, and (iii) Licensor shall provide Licensee with any and all necessary documents and evidences reasonably required by Licensee.
8.5	Licensee shall abide by all laws and regulations of the Territory in its service, use, promotion, distribution and marketing of the Game in the Territory.
8.6	Licensee shall provide a prior written notice to Licensor in the event Licensee intends to change its core marketing strategies, including advertising, marketing, promotional materials, product packaging and price policies relating to the Game, and other important policies.
8.7	Licensee shall indemnify and hold harmless Licensor and its officers and employees from any kind of losses, costs, expenses or liabilities, including reasonable attorneys’ fees resulting from any claim by a third party on or in relation to Licensee’s service, use, promotion, distribution and marketing of the Game (except such damages which Licensor shall be responsible for compensating in accordance with Section 4.5 and such damages based upon claims caused by Licensor’s intention or misconduct), provided that Licensor (a)promptly notifies Licensee of such claim; (b) allows Licensee to control the defence of such claim and/or any related settlement negotiations; and (c)provides any reasonable assistance requested by Licensee in connection with such claim.
8.8	Upon Licensor’s request, Licensee shall provide Licensor with suitable office space and office supplies in Licensee’s office for the auditing activities of Licensor specified in Article 6.4 hereof. Access to such office space shall be limited only to persons designated by Licensor. All expenses incurred by Licensor’s employees and auditor dispatched to Licensee’s offices for transportation, postage, telecommunications, lodging, food and other general living expenses, and the salaries for such employees and cost for auditors during their stay at such offices shall be borne and paid by Licensor.
8.9	Licensee shall not (1) copy, modify, display or distribute to any person all or any part of the Game, except as provided for herein; (2) disassemble, decompile or reverse engineer the Game, or any part thereof; (3) use, distribute or provide the Game to any third parties, except as authorized in this agreement or otherwise approved in advance and in writing by Licensor; (4) distribute or make the Game, or any executables derived or produced therefrom; (5) knowingly distribute, make available or disclose the Game to any third party except as authorized herein; (6) license, sublicense, distribute or make available the Game to any third party, except as provided in this Agreement; (7) or allow or assist other to do any of the foregoing.
Article 9
Technical Information and Intellectual Property
9.1	Technical Information and Intellectual Property shall be exclusively owned by Licensor, and this Agreement shall not grant Licensee or permit Licensee to exercise any right or license in or to the Technical Information and Intellectual Property except for the License granted under this Agreement and Other Executed Agreements, unless otherwise approved in writing by the Licensor. Licensee shall not obtain or try to obtain any registered industrial property or copyright in or over any of the Technical

Information and Intellectual Property of Licensor regardless of the Territory and exploitation area.
9.2	Licensor hereby represents and warrants that Licensor is the copyright and legal owner of the Technical Information and Intellectual Property; that it has a legal and valid right to grant the rights and License under this Agreement to Licensee, and that the Game and Technical Information do not violate or infringe any patent, copyright and trademark of any third party in Korea.
9.3	Licensor further guarantees and warrants to Licensee that the Game and the corresponding Technical Information and accompanying Intellectual Property:
a)	shall not violate any Intellectual Property rights of any third party or any rights of publicity or privacy in Korea ;

b)	shall not violate any law, statute, ordinance or regulation (including without limitation the laws and regulations governing export control, unfair competition, anti-discrimination or false advertising) of Korea or any other country; and

c)	shall not contain any obscene, child pornographic or indecent contents.
9.4	Licensor agrees to indemnify and hold harmless Licensee from any claim for any kind of losses, costs, expenses or liabilities, including reasonable attorneys’ fees and costs of settlement, resulting from the breach by Licensor of its express warranties given herein provided that Licensee (a) promptly notifies Licensor of such claim; (b) allows Licensor to control the defense of such claim and/or any related settlement negotiations; and (c) provides any reasonable assistance requested by Licensor in connection with such claim.
9.5	For the purpose to prevent and/or halt any threatened or actual infringement or violation of Intellectual Property rights by third parties in the Territory, Licensee shall take all reasonable action, legal or otherwise, under the circumstances to prevent and/or halt any threatened or actual infringement or violation of Intellectual Property rights by third parties in the Territory, or to address and answer any third party claims or demands in respect of the Intellectual Property rights at Licensee’s own cost. However, if Licensee can not take such an action subject to laws of Japan, Licensor shall initiate any and all actions, including a lawsuit and/or prosecution against such a third party infringer, to prevent from such infringement on the same condition as described in Article 8.4.
Article 10
Limitation of Liability
10.1	Except as may be otherwise provided for herein, Licensor makes no warranties, express or implied, concerning the Game including but not limited to its merchantability or salability in the Territory.
10.2	In no event will either party be liable to the other for any indirect, consequential, incidental, punitive or special damages, whether based on breach of contract, tort (including negligence) or otherwise, and whether or not such party has been advised of the possibility of such damage.
10.3	The aggregate liability of either Party under or relating to this Agreement whether in contract, tort (including without limitation negligence) or otherwise, shall be limited to an amount equal to the total amount of the payments made by Licensee during the preceding period of six (6) months.
10.4	Licensee shall solely be responsible for any and all obligations of Licensee to End Users imposed by the government of the Territory and Licensee shall indemnify and protect Licensor against any and all claims by End Users due to faults attributable to Licensee in the event that Licensee terminates the service of Game to End Users for any reason whatsoever and/or this Agreement for any reason whatsoever.
Article 11
Confidentiality
11.1	All Confidential Information disclosed by either Party under this Agreement shall be maintained in confidence by the receiving Party and shall not be used for any purpose other than explicitly granted under this Agreement. Each Party agrees that it shall provide Confidential Information received from the other Party only to its officers, employees, consultants and advisors who need to know for the performance of this Agreement. The receiving Party shall be responsible for any breach of this Article by its officers, employees, consultants and advisors.
11.2	In the event that any Confidential Information, including but not limited to the source codes of the Game, Technical Information and financial information, is disclosed or divulged to any third party who is not authorized to have access to or obtain such Confidential Information under this Agreement, the Parties shall cooperate with each other and exert their best efforts to protect or restore such Confidential Information from such unauthorized disclosure or divulgement. If such disclosure or divulgement of the Confidential Information was made due to the receiving Party’s gross negligence or bad faith, the receiving Party shall be responsible for all of the damages incurred by the disclosing Party, including but not limited to any attorneys’ fees incurred by the disclosing Party in order to protect its rights under this Article 11.
11.3	The confidential obligation shall not apply, in the event that it can be shown by competent documents that the Confidential Information;
(a)	becomes published or generally known to the public before or after the execution of this Agreement without any breach of this Agreement by any Party;

(b)	was known by the receiving Party prior to the date of disclosure to the receiving Party;

(c)	either before or after the date of disclosure is lawfully disclosed to the receiving Party by a third party who is not under any confidentiality obligation to the disclosing Party for such information;

(d)	is independently developed by or for the receiving Party without reference to or reliance upon the Confidential Information; or

(e)	is required to be disclosed by the receiving Party in accordance with the applicable laws and orders from the government or court; provided that, in this case, the receiving Party shall provide prior written notice of such disclosure to the disclosing Party and takes reasonable and lawful actions to avoid and/or minimize the degree of such disclosure.
Article 12
Term
12.1	This Agreement shall become effective on the Effective Date of this Agreement and shall remain in effect for a period of Three (3) years counted from the Effective Date (the “Term”).
12.2	No later than four (4) months prior to the expiration of this Agreement, Licensor shall give Licensee the first right of negotiation for a period of Sixty (60) days for re-execution of a license agreement for an additional term of one (1) year (“Renewed Term”) for the Game. If no agreement in writing is made between the Parties for renewal or re-execution of a license agreement during such period, this Agreement shall expire without any further extension or renewal.
12.3	Licensor and Licensee shall enter into a written agreement for an additional extension period as transition period in case (i) both parties mutually agree not to renew the Agreement or cannot agree terms and conditions of such renewal agreement by the end of the Term of this Agreement; or (ii) the Agreement is terminated in accordance with Article 13.1, 13.2 or 13.3 of this Agreement.
Article 13
Termination
13.1	This Agreement may be terminated upon the mutual agreement of the Parties.
13.2	Each Party shall have the right to immediately terminate this Agreement:
(a)	upon written notice to the other Party in the event of the other Party’s material breach of this Agreement and such breach shall continue for a period of thirty (30) days after the breaching Party’s receipt of written notice setting forth the nature of the breach or its failure to perform and the manner in which it may be remedied;

(b)	if the other Party or its creditors or any other eligible party files for its liquidation, bankruptcy, corporate reorganization, composition or dissolution, or if the other Party is unable to pay any kind of debts as they become due, or the creditors of the other Party have taken over its management; or
13.3	Notwithstanding Section 13.2 above, Licensor may immediately terminate this Agreement upon a written notice to Licensee:

(a)	if Licensee fails to pay any due payments including License fee or Royalty Payments, for any given month as set forth in Article 5.3, within twenty (20) days after receiving written notice from Licensor for late payment;

(b)	in the event of a willful, gross understatement by Licensee of the Royalty Payments due to Licensor without any justifiable reasons, as defined in Article 6.6 above;

(c)	if the service of the Game in the Territory is stopped, suspended, discontinued or disrupted for more than fifteen (15) consecutive days during the term of this Agreement due to causes attributable to Licensee only; or

(d)	if Licensee provide free or unreasonably low-priced, compared to market value, accounts to End Users in the Territory, without prior written approval of Licensor, except for Article 7.5.
13.4	Upon the effective date of such termination, all rights granted to Licensee hereunder shall immediately cease and shall revert to Licensor, and Licensee shall immediately cease servicing of the Game and return to Licensor any and all software, technical documents and other materials or information provided by Licensor to Licensee under this Agreement, and shall destroy any and all copies of such software, technical documents, materials or information. Furthermore, Licensee shall provide and deliver to Licensor any and all such information and documents related to the Game, including but not limited to database related to the Game and information and/or data source about the Game users, as may be requested by Licensor. Provided that, Licensee shall have no duty to provide Licensor with such information, the provision of which is strictly prohibited or subject to a third party’s consent under the relevant laws and regulations in the Territory, including Personal Information.
13.5	No termination of this Agreement shall affect the Parties’ rights or obligations that were incurred prior to the termination. The expiration or termination of this Agreement shall not affect the effectiveness of Articles 6, 9, 10, and 11which shall survive the expiration or termination of this Agreement.
Article 14
Force Majeure
14.1	Notwithstanding anything in this Agreement to the contrary, no default, delay or failure to perform on the part of either Party shall be considered a breach of this Agreement if such default, delay or failure to perform is shown to be due entirely to causes occurring without the fault of or beyond the reasonable control of the Party charged with such default, delay or failure, including, without limitation, causes such as strikes, lockouts or other labour disputes, riots, civil disturbances, actions or inactions of governmental authorities or suppliers, electrical power supply outage, a failure or breakdown in the services of internet service providers, epidemics, war, embargoes, severe weather, fire, earthquake and other natural calamities or, acts of God or the public enemy. Force majeure shall include actions taken by the government of Japan or agencies thereof, which restrict the ability of Licensee to remit payments to Licensor under this agreement, or failure of the government of Japan or agencies thereof to approve such payments.

14.2	If the default, delay or failure to perform as set forth above in Article 14.1 exceeds one hundred eighty (180) days from the initial occurrence, a Party who is not affected by such force majeure event shall have the right to terminate this Agreement with a written notice to the other Party.
Article 15
General Provisions
15.1	Licensor and Licensee may not assign, delegate or otherwise transfer in any manner any of its rights, obligations and responsibilities under this Agreement, without prior written consent of the other Party.
15.2	It is understood and agreed by the Parties that this Agreement does not create a fiduciary relationship between them, that Licensee shall be an independent contractor, and that nothing in this Agreement is intended to constitute either Party an agent, legal representative, subsidiary, joint venture, employee or servant of the other for any purpose whatsoever.
15.3	If any kind of notices, consents, approvals, or waivers are to be given hereunder, such notices, consents, approvals or waivers shall be in writing, shall be properly addressed to the Party to whom such notice, consent, approval or waiver is directed, and shall be either hand delivered to such Party or sent by certified mail, return receipt requested, or sent by FedEx, DHL or comparable international courier service, or by telephone, facsimile or electronic mail (in either case with written confirmation in any of the other accepted forms of notice) to the following addresses or such addresses as may be furnished by the respective Parties from time to time:
If to Licensor.
Attention: Mr. Charles Baik
825-2 Yeoksam-Dong, Meritz Tower 14F, Kangnam-Gu, Seoul, Korea
Tel:+82-2-2019-6000
Fax: +82-2-2019-6064
If to Licensee
Attention: Mr. Yoshinori Kitamura
1-2-2 Yurakucho,Chiyoda-ku,Tokyo ,Japan
Tel:+ 81-3-5511-1404
Fax: + 81-3-5511-1405
15.4	No course of dealing or delay by a Party in exercising any right, power, or remedy under this Agreement shall operate as a waiver of any such right, power or remedy except as expressly manifested in writing by the Party waiving such right, power or remedy, nor shall the waiver by a Party of any breach by the other Party of any covenant, agreement or provision contained in this Agreement be construed as a waiver of the covenant, agreement or provision itself or any subsequent breach by the other Party of that or any other covenant, agreement or provision contained in this Agreement.
15.5	This Agreement, including all exhibits, addenda and schedules referenced herein and attached hereto, constitutes the entire agreement between the Parties hereto pertaining to the subject matter hereof, and supersedes all negotiations, preliminary agreements, and all prior and contemporaneous discussions and understandings of the Parties in connection with the subject matter hereof.

15.6	This Agreement shall be written in English and all disputes on the meaning of this Agreement shall be resolved in accordance with English version of this Agreement.
15.7	This Agreement may be amended only upon the execution of a written agreement between Licensor and Licensee that makes specific reference to this Agreement.
15.8	This Agreement shall be governed by and construed in accordance with the laws of Republic of Korea.
15.9	All disputes, controversies, or differences which may arise between the Parties, out of or in relation to or in connection with this Agreement, or for the breach thereof, shall be finally settled by arbitration in Seoul, Korea, in accordance with Arbitration Rules of the Korean Commercial Arbitration Board and under the laws of Korea. The award rendered by the arbitrator shall be final and binding upon both Parties concerned.
15.10	If any article, sub-article or other provision of this Agreement or the application of such article, sub-article or provision, is held invalid, then the remainder of the Agreement and the application of such article, sub-article or provision to persons or circumstances other than those with respect to which it is held invalid shall not be affected thereby.
IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above-written.

Gravity Co.,Ltd		GungHo Online Entertainment, Inc.

By:	/s/ Il Young Ryu	By:	/s/ Kazuki Morishita

Name: Il Young Ryu		Name: Kazuki Morishita
Title: Chairman & CEO		Title: CEO
Date: September 29, 2006		Date: September 29, 2006